

June 15, 2023

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District
Shenzhen, Guangdong Province
People's Republic of China

> **Re: Pony Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 31, 2023**
> **File No. 333-234358**

Dear Wenxian Fan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1. We note your disclosure in this section and elsewhere in your filing that you concluded that neither you nor your subsidiaries are required to obtain any "permission approval or business licenses" from the PRC and Hong Kong governments to operate your business or offer/trade your securities. Please further revise your disclosure to state whether you relied on an opinion of counsel in coming to these conclusions and, if so, name counsel. If you did not rely on an opinion of counsel with respect to your conclusions, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions and the bases on which you made such determinations.

Wenxian Fan
Pony Group Inc.
June 15, 2023
Page 2

<u>Item 9A. Controls and Procedures, page 47</u>

2.   Please amend your filing to include the management's annual report on internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Richard I. Anslow